# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carmell Corp, CIK 0001842939
CUSIP: 142922103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2403 Sidney Street, Suite 300, Pittsburgh, Pennsylvania (PA), 15203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-011231
Filed by CIK 0002010783

## Reporting persons
- Newlin Investment Company 1, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 1,279,941; sole dispositive power 0; shared dispositive power 1,279,941; aggregate amount beneficially owned 1,279,941 (6.1% of the class)
  Comment: Percent of class reported in Row 11 is calculated based upon 20,905,407 shares reported as outstanding as of November 13, 2024, in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 14, 2024, by Carmell Corporation ("Issuer").
- William R. Newlin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,279,941; sole dispositive power 0; shared dispositive power 1,279,941; aggregate amount beneficially owned 1,279,941 (6.1% of the class)
  Comment: Percent of class reported in Row 11 is calculated based upon 20,905,407 shares reported as outstanding as of November 13, 2024, in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 14, 2024, by Carmell Corporation ("Issuer").

## Item 1. Issuer
Name of issuer: Carmell Corp
Address of issuer's principal executive offices: 2403 Sidney Street, Suite 300, Pittsburgh, Pennsylvania 15203

## Item 2. Person Filing
Name of person filing:
Newlin Investment Company 1, LLC ("NLLC")
William R. Newlin
Address of principal business office or, if none, residence: 428 Beaver Street, Sewickley, Pennsylvania 15143
Citizenship: NLLC is a limited liability company organized under the laws of the State of Florida. Mr. Newlin is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
NLLC - 1,279,941
Mr. Newlin - 1,279,941
Percent of class:
NLLC - 6.1%*
Mr. Newlin - 6.1%*
*Shares reported herein are held by NLLC. Mr. Newlin serves as the Chairman of NLLC.
By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Mr. Newlin may be deemed to beneficially own the shares directly owned by NLLC.
The percentages herein are calculated based upon 20,905,407 shares reported as outstanding as of November 13, 2024, in the Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024, by Issuer.
Aggregate ownership - 6.1
Sole power to vote or to direct the vote:
NLLC - 0
Mr. Newlin - 0
Shared power to vote or to direct the vote:
NLLC - 1,279,941
Mr. Newlin - 1,279,941
Sole power to dispose or to direct the disposition:
NLLC - 0
Mr. Newlin - 0
Shared power to dispose or to direct the disposition:
NLLC - 1,279,941
Mr. Newlin - 1,279,941

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 6, 2024). https://www.sec.gov/Archives/edgar/data/1842939/000110465924011231/tm245341d1_ex99-1.htm
99.2 Power of Attorney incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 6, 2024). https://www.sec.gov/Archives/edgar/data/1842939/000110465924011231/tm245341d1_ex99-2.htm

## Signatures
- Newlin Investment Company 1, LLC: /s/ William R. Newlin, William R. Newlin/As attorney-in-fact for Newlin Investment Company 1, LLC (01/08/2025)
- William R. Newlin: /s/ William R. Newlin, William R. Newlin (01/08/2025)
Comment: https://www.sec.gov/Archives/edgar/data/1842939/000110465924011231/tm245341d1_ex99-2.htm